15026705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B. Dean Drive, Suite One

(No. and Street)

South Portland, ME 04106

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Richard 207-879-2487

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haverlock, Estey & Curran, LLC

(Name – *if individual, state last, first, middle name*)

8 Commerce Ct., Hampden, ME 04444

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 4/30

tj 4/30

OATH OR AFFIRMATION

I, Neal Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE L. GUTGSELL
Notary Public
Maine
My Commission Expires Dec 22, 2017

Neal P. Richard
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Michelle L. Gutgsell
Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

CONTENTS

HEC CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Allegiance Capital, LLC

We have audited the accompanying financial statements of Allegiance Capital, LLC (a Maine limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information as of December 31, 2014. Allegiance Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Allegiance Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The financial statements of Allegiance Capital, LLC as of December 31, 2013, were audited by other auditors whose report dated February 25, 2014, expressed an unmodified opinion on those statements.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Allegiance Capital, LLC's financial statements. The supplemental information is the responsibility of Allegiance Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

Hampden, Maine
February 25, 2015

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 85,416	$121,080
Due from affiliates	30,808	-
Prepaid expenses	26,365	10,500
Total current assets	142,589	131,580
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2014 and 2013)	-	-
OTHER ASSET		
Cash and cash equivalents - restricted	25,000	25,000
	$167,589	$156,580

LIABILITIES AND MEMBERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable	$ 14,253	$ 558
Sundry liability	91	2,253
Total current liabilities	14,344	2,811
MEMBERS' EQUITY	153,245	153,769
	$167,589	$156,580

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Commissions and consulting	$533,315	$691,374
Interest income	4,319	3,956
Total revenues	537,634	695,330
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	164,617	170,121
Filing fees	7,160	8,634
Insurance	4,779	5,398
Interest expense	-	39
Professional fees	47,479	57,982
Rent	28,800	28,800
Management fees	181,340	192,375
Telephone	6,066	7,790
Office expenses	19,962	21,162
Marketing and advertising	5,260	6,432
Taxes - other	82	61
Commissions	-	6,146
Outside services	717	9,588
Miscellaneous	1,896	3,590
Total operating expenses	468,158	518,118
NET INCOME	$ 69,476	$177,212

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2014 and 2013

	2014	2013
Balance, beginning of year	$153,769	$153,531
Net income	69,476	177,212
Members' distributions (net)	(70,000)	(176,974)
Balance, end of year	$153,245	$153,769

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 69,476	$177,212
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in accounts receivable	-	5,680
(Increase) decrease in prepaid expenses	(15,865)	2,715
Increase in accounts payable	13,695	429
Increase in due from affiliates	(30,808)	-
Increase (decrease) in sundry liability	(2,162)	2,253
Total adjustments	(35,140)	11,077
Net cash provided by operating activities	34,336	188,289
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	(70,000)	(176,974)
INCREASE (DECREASE) IN CASH	(35,664)	11,315
Cash, beginning	146,080	134,765
Cash, ending	$110,416	$146,080
SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS		
Interest paid	$ -	$ 39

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine.

Depreciation

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2014 and 2013 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

During the years ended December 31, 2014 and 2013, the Company did not incur any interest or penalties on its income tax returns. The Company's income tax returns are subject to possible examination by the taxing authorities. For Federal and State of Maine income tax purposes, the income tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those income tax returns.

Date of Management's Review

Subsequent events have been evaluated through February 25, 2015, the date that these financial statements were available to be issued.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2014 and 2013, the Company paid to Allegiance Financial Group, Inc. a management fee of $181,340 and $192,375, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2014 and 2013 were $68,181 and $101,889, respectively.

At December 31, 2014, the related parties above in aggregate owed the Company $30,808.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $110,416 and the bank balance was $110,416. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 711
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	109,705
Total bank balance	$110,416

The uninsured and uncollateralized were held at Pershing and FINRA.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

NET CAPITAL		
Total members' equity from statement of financial condition		$153,245
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		153,245
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated borrowings		153,245
Deductions and/or charges:		
Nonallowable assets		
FINRA renewal and daily accounts	680	
Prepaid expenses	26,365	
Furniture (net of accumulated depreciation)	-	
Due from affiliates	30,808	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(57,853)
Net capital before haircuts on securities positions		95,392
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 95,392
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 14,344
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 14,344

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2014

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 956
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less net capital requirement)	90,392
Excess net capital at 1000%	$ 90,392
Percentage of aggregate indebtedness to net capital	15%

There is no material difference between the audited Computation of Net Capital and the corresponding unaudited Part IIA of the Form X-17A-5 FOCUS report.

HEC CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants · Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Allegiance Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegiance Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Rule 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Allegiance Capital, LLC stated that Allegiance Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allegiance Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

Hampden, Maine
February 25, 2015

Allegiance Capital, LLC
SEA Rule 17a-5(d)(4)
Exemption Report

Firm CRD 105285
SEC 8-52978
Fiscal Year End December 31, 2014

In accordance with Rule 17a-5(d)(4), to our best knowledge and belief, we claim an exemption under Rule 15c3-3(k)(2)(ii). Also to our best knowledge and belief we met the exemption under Rule 15c3-3(k)(2)(ii) throughout our most recent fiscal year without exception.

[signature]
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

HEC CPA
ESTABLISHED 1954

Haverlock, Estey & Curran, LLC
Certified Public Accountants · Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members
Allegiance Capital, LLC
South Portland, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Allegiance Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Department of State, Bureau of Securities Regulation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective checks issued and general ledger account posting noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the fiscal year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fiscal year ended December 31, 2014 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

February 25, 2015
Hampden, Maine